DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2309 www.dlapiper.com Carrie Hartley carrie.hartley@dlapiper.com T 919.786.2007 F 919.786.2200

April 9, 2009

VIA COURIER AND EDGAR

Karen J. Garnett, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561 CF/AD8

Washington, D.C. 20549

Re:	KBS Real Estate Investment Trust II, Inc.
Post-Effective Amendment No. 4 to Form S-11
Commission File No. 333-146341

Dear Ms. Garnett:

Attached is a courtesy copy of the above-referenced filing. KBS REIT II is filing this post-effective amendment pursuant to its 20.D Industry Guide 5 undertaking and to update information pursuant to Section 10(a)(3) of the Securities Act.

This post-effective amendment includes a re-write of KBS REIT II’s base prospectus and a quarterly supplement that presents, among other items, (i) summary information with respect to KBS REIT II’s portfolio and acquisitions made during the last three months; (ii) selected financial data and operating data for the quarter and year ended December 31, 2008; (iii) information with respect to distributions; and (iv) information with respect to fees earned by and expenses reimbursable to KBS REIT II’s advisor and dealer manager.

Please note that KBS REIT II is taking advantage of the revisions to Form S-11 that allow issuers that have filed an annual report for their most recently completed fiscal year and that are current in their Exchange Act reporting obligations to incorporate by reference previously filed Exchange Act reports. To that end, KBS REIT II has incorporated by reference, among other filings, its Annual Report on Form 10-K, the Form 8-K/As containing the financial statements related to its significant property acquisitions and the Form 8-K filed on April 9, 2009 containing the year end 2008 prior performance tables required by Industry Guide 5. KBS REIT II has included the prior performance summary in the base prospectus. For your reference, we are also attaching a copy of the April 9, 2009 Form 8-K with the prior performance tables.

If you should have any questions about this filing or require any further information, please call me at (919) 786-2007.

Very truly yours,

/s/ Carrie Hartley

Carrie Hartley